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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                 SYNTELLECT INC.
                       (Name of Subject Company (Issuer))

                            ARIZONA ACQUISITION CORP.
                            ENGHOUSE SYSTEMS LIMITED
                       (Name of Filing Persons (Offerors))

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                  87161-L-10-5
                      (CUSIP Number of class of securities)

                                  NEIL SHAFRAN
                          80 TIVERTON COURT, SUITE 800
                        MARKHAM, ONTARIO, CANADA L3R 0G4
                                 (905) 946-3200
    (Name, Address and Telephone No. of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                 with copies to:
                                 BRIAN HOFFMANN
                                RICHARD D. PRITZ
                             CLIFFORD CHANCE US LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
     TRANSACTION VALUATION                        AMOUNT OF FILING FEE
         $9,728,131.68*                                $894.99**
--------------------------------------------------------------------------------

* Estimated for the purpose of calculating the filing fee only, based upon (a) 13,511,294, the aggregate number of shares outstanding and not held by the Filing Persons (assuming the exercise of all outstanding options and warrants) multiplied by (y) the offer price of $0.72 per share.

** The amount of the filing fee, calculated in accordance with Section 14(g)(3) of the Securities Exchange Act of 1934, equals $92 per $1,000,000 of the value of the transaction.

    [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the offsetting fee with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                                                Enghouse Systems Limited and
Amount Previously Paid:    $744.45             Filing Parties:  Arizona Acquisition Corp.

Form or Registration No.:  Schedule TO-T       Date Filed:      November 13, 2002


    [ ] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]  third-party tender offer subject to Rule 14d-1.

         [ ]  issuer tender offer subject to Rule 13e-4.

         [ ]  going-private transaction subject to Rule 13e-3.

         [ ]  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

================================================================================

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                                   SCHEDULE TO

         This Amendment amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the "Schedule TO") initially filed on November 13, 2002 by Arizona Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Enghouse Systems Limited, an Ontario corporation ("Enghouse"), in connection with the offer by the Purchaser to purchase all of the outstanding common shares, $.01 par value per share ("Shares"), of Syntellect Inc., a Delaware corporation ("Syntellect"), that are not already owned by Syntellect, the Purchaser or Enghouse, at $0.72 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 13, 2002, a copy of which is attached as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(2). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Schedule TO.

ITEMS 1 - 6, 8, 9, 11.

         The response to the question "Have any stockholders of Syntellect agreed to tender their shares in the offer?" in the Summary Term Sheet included in the Offer to Purchase is amended by adding the following:

         "Syntellect has informed us that its directors and executive officers own an aggregate of 948,125 shares (including exercisable options to purchase 441,960 shares, none of which are exercisable at prices below $0.72 per share), or approximately 8% of the outstanding shares (approximately 4%, not counting options)."

         The seventh paragraph in the Introduction to the Offer to Purchase is restated as follows:

         "Pursuant to the Tender and Voting Agreement, dated as of November 5, 2002 (the "Tender and Voting Agreement"), among Syntellect, Enghouse and Geoffrey Nixon, Mission Partners, L.P., Liberty Nominees Limited, Horizon Offshore, Ltd., Mayfair Capital Fund, L.P., MCM Profit Sharing Plan CSFB-MCM Associated Ltd, MCM Associates, Ltd., Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Capital Management, L.L.C. and Wynnefield Capital, Inc. (the "Holders"), the Holders agreed to tender all of their Shares to the Purchaser in the Offer."

         The eleventh paragraph in the Introduction to the Offer to Purchase is hereby amended and supplemented by adding the following:

         "Enghouse owns 246,250 Shares, or approximately 2% of the outstanding Shares. The directors and executive officers of Syntellect own 948,125 Shares (including exercisable options to purchase 441,960 Shares), or approximately 8% of the outstanding Shares. The Holders own 1,708,720 Shares, or approximately 15% of the outstanding Shares. If all such Shares are tendered, the Purchaser believes the Minimum Condition would be satisfied if approximately 3,002,462 additional Shares (or approximately 25% of the outstanding Shares) are validly tendered.

         "None of the exercisable options held by Syntellect directors and executive officers are exercisable at prices below $0.72 per Share. If the Shares underlying these options are not tendered, but all other Shares held by Enghouse, the Holders and Syntellect's directors and executive officers are tendered, the Purchaser believes the Minimum Condition would be satisfied if approximately 3,223,442 additional Shares (or approximately 28% of the outstanding Shares) are validly tendered."

         The sixth paragraph under Section 1 of the Offer to Purchase is amended by adding the following:

         "If the Purchaser determines to provide a Subsequent Offering Period, the Purchaser will issue a press release to a national news service announcing the Subsequent Offering Period no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date and immediately begin the Subsequent Offering Period."

         The penultimate paragraph under Section 2 of the Offer to Purchase is restated as follows:

         "If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 (Procedures for Accepting the Offer and Tendering Shares) of this Offer to Purchase, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer."

         The title of Section 5 of the Offer to Purchase is hereby restated to be "Material United States Federal Income Tax Consequences." The second sentence of the first paragraph of Section 5 is hereby restated as follows:

         "The discussion does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of Syntellect."

         Section 8 of the Offer to Purchase is hereby amended by adding the following:

         "Enghouse presently owns 246,250 Shares. The Tender and Voting Agreement covers 1,708,720 Shares. The Stock Option Agreement covers up to 2,262,461 Shares. The Purchaser Option covers up to 13,630,848 Shares. These options are mutually exclusive and may not exercised prior to the Expiration Date and therefore may not be used to satisfy the Minimum Condition. The maximum aggregate number of Shares described in this paragraph is 15,585,818, constituting 62.3% of the outstanding Shares. Enghouse and the Purchaser may be deemed to beneficially own all such Shares. Enghouse and the Purchaser disclaim beneficial ownership of the Shares covered by the Tender and Voting Agreement, the Stock Option Agreement and the Purchaser Option."

         The first paragraph under Section 10 of the Offer to Purchase is hereby restated as follows:

         "Enghouse continually evaluates strategic acquisition opportunities to accelerate growth and to enter new vertical markets and accordingly monitors dozens of companies at any given time. In furtherance of that goal, Enghouse identified Syntellect as a possible acquisition candidate and arranged a meeting with Syntellect for August 20, 2002. On August 20, management of Syntellect, together with Alliant, held a meeting with Stephen J. Sadler, Chairman and Chief Executive Officer of Enghouse, at which time Syntellect provided general industry and company information. Enghouse indicated its interest in pursuing further discussions regarding Syntellect in a letter to Alliant dated August 29, 2002. In that letter, Enghouse indicated a price of $0.72 per Share, subject to due diligence and other conditions. Following the initial meeting, through September and October, the parties held a number of discussions regarding a possible strategic transaction and conducted due diligence with respect to one another. In September, following receipt of the letter, Syntellect requested that Enghouse increase the amount of its offer. Following further discussions, Syntellect and Enghouse discussed a price of $0.84 per Share, contingent on completion of due diligence and receipt of Syntellect's third quarter results."

         A new third paragraph is hereby added to Section 10 of the Offer to Purchase, as follows:

         "Syntellect announced third quarter results on October 23, 2002, which included lower revenues than expected and a $0.07 per Share loss for the quarter ended September 30, 2002. After consideration of the third quarter operating results and evaluation of its Syntellect due diligence, Enghouse maintained its offer of $0.72 per Share. No further offers or counteroffers were made."

         Section 15 of the Offer to Purchase is hereby amended and supplemented by adding the following:

         "The Purchaser will not assert a condition if the failure to be satisfied of such condition is the result of actions or inactions by Enghouse or its subsidiaries. All conditions to the Offer, other than those dependent upon the receipt of any necessary government approvals, will be asserted, satisfied or waived on or before the Expiration Date."

         Section 17 of the Offer to Purchase is hereby amended and supplemented by adding the following:

         "Any stockholder who holds Shares on the date of the making of a demand described below, who continuously holds such Shares through the effective date of the Merger, who has otherwise complied with the provisions of Section 262 of the DGCL and who has neither voted in favor of the Merger nor consented thereto in writing shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's Shares as provided in Section 262 of the DGCL. Only stockholders of record may exercise appraisal rights.

         "If the Merger is to be submitted for approval at a meeting of stockholders, Syntellect, not less than 20 days prior to the meeting, shall notify each stockholder who was such on the record date for such meeting that appraisal rights are available for any or all of the Shares. Each stockholder electing to demand the appraisal of his Shares shall deliver to Syntellect, before the taking of the vote on the Merger, a written demand for appraisal of his Shares. A proxy or vote against the Merger shall not constitute such a demand.

         "If the Merger was approved pursuant to the short-form merger provisions of Delaware law, Syntellect, either before the effective date of the Merger or within ten days thereafter, shall notify each of the holders of Shares who are entitled to appraisal rights of the approval of the Merger and that appraisal rights are available. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from Syntellect the appraisal of such holder's Shares.

         "Within 120 days after the effective date of the Merger, Syntellect or any stockholder who is entitled to appraisal rights may file a petition in the Court of Chancery demanding a determination of the value of the Shares of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the Merger, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the Merger.

         "The foregoing summary of the rights of dissenting holders of Shares under Delaware law does not purport to be a complete statement of the procedures to be followed by holders of Shares desiring to exercise any dissenters' rights under Delaware law. The preservation and exercise of dissenters' rights require strict adherence to the applicable provisions of Delaware law. The relevant provisions of Delaware law are complex and technical in nature. Stockholders desiring to exercise their appraisal rights may wish to consult counsel, since the failure to comply strictly with these provisions will result in the loss of their appraisal rights. Shares tendered in the Offer will not be entitled to appraisal rights."

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Dated: November 27, 2002


                                            ENGHOUSE SYSTEMS LIMITED


                                            By: /s/ Neil Shafran
                                                --------------------------------
                                                Name:  Neil Shafran
                                                Title: Executive Vice President
                                                       Corporate Development


                                            ARIZONA ACQUISITION CORP.


                                            By: /s/ Neil Shafran
                                                --------------------------------
                                                Name:  Neil Shafran
                                                Title: Vice President